Exhibit 12.0

WINN-DIXIE STORES, INC.

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS (LOSS) TO FIXED CHARGES

(Amounts in thousands except ratios)

	Fiscal Year Ended
	2006	2005		2004**	2003	2002
Fixed charges:
Interest expense	$11,968	33,090		14,377	40,442	61,595
Capitalized interest	224	1,419		1,628	2,375	642
Interest component of rental expense	103,000	113,865		125,667	129,579	130,868

Fixed charges	$115,192	148,374		141,672	172,396	193,105

Earnings (loss):
Earnings (loss) from continuing operations before taxes	$89,307	(193,296)		(17,136)	258,695	240,889
Add: Fixed charges	115,192	148,373		141,673	172,396	193,105
Less: Capitalized interest	(224)	(1,419)		(1,628)	(2,375)	(642)

Total earnings (loss)	$204,275	(46,342)		122,909	428,716	433,352

Ratio of earnings (loss) to fixed charges:
Total earnings (loss)	$204,275	(46,342)		122,909	428,716	433,352
Fixed charges	$115,192	148,374		141,672	172,396	193,105
Ratio	1.8	(0.3	) *	0.9	2.5	2.2

*	The dollar amount of the coverage deficiency for fiscal 2005 and 2004 was $194.7 million and $18.8 million, respectively.
**	53 weeks